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NEWS                            [NORTHWESTERN STEEL AND WIRE COMPANY LETTERHEAD]
RELEASE


     FOR IMMEDIATE RELEASE           CONTACT:  Thomas M. Vercillo
                                               Vice President and CFO
                                               815/625-2500, Ext. 2240

                                               Andrew R. Moore
                                               Vice President -- Human Resources
                                               815-625-2500, ext. 2280



                       NORTHWESTERN STEEL AND WIRE COMPANY
                         FILES FOR CHAPTER 11 PROTECTION

                  COMPANY WILL CONTINUE TO OPERATE NORMALLY AND
              EXPECTS TO FILE PLAN OF REORGANIZATION IN NEAR FUTURE


         Sterling, Illinois - December 20, 2000 -- Northwestern Steel and Wire Company (the "Company") (OTC: NWSW) announced that yesterday it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court for the Northern District of Illinois, located in Rockford, Illinois. The Company expects to continue to operate in the ordinary course during the reorganization proceeding and file a reorganization plan shortly. While the Company recognizes that a successful reorganization will require negotiations with all of its major constituencies, including its bondholders, lenders and union, the Company anticipates that its plan will have the support of those constituencies. Accordingly, the Company hopes to emerge from Chapter 11 by June 2001.

         Frederick J. Rocchio, President and CEO, stated, "We voluntarily filed for Chapter 11 relief in order to implement a substantial restructuring of our balance sheet." Very soon, the Company will file a plan of reorganization that includes the conversion of all its $115 million of corporate bond obligations to equity. The Company anticipates that the Steering Committee of holders of the Company's 9.5% Senior Notes due 2001 will support the contemplated plan of reorganization. "Our plan will enable the Company to restructure our debt and implement a strategic plan that will help us operate as a profitable, low-cost manufacturer of high quality steel products," Mr. Rocchio added. The Company attributed the need for a capital restructuring to an industry-wide crisis in the domestic steel industry brought on by unfair foreign competition.

         That crisis caused Congress to pass the Steel Loan Guarantee Act, under which the Company received approval in August 2000 for a federal guarantee of $170 million of proposed financing. Continued adverse steel market conditions and bank loan market concerns over the specific terms of the Steel Loan Guarantee have prevented the completion to this date of any financing to any steel producer under the Steel Loan Guarantee Program. Nevertheless, recent changes in the regulations under the Guarantee Program have encouraged the Company to continue to seek a financing transaction under that federal program.




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         "We believe that a voluntary Chapter 11 proceeding is the best way for the Company to insure continued stable operations, protect jobs and service our customers" said Mr. Rocchio "This restructuring in no way deters us in our pursuit of the capital needed to complete our mill modernization project, and we therefore intend to continue to pursue a transaction under the Steel Loan Guarantee Act."

         Mr. Rocchio continued "With the continued support of our employees, suppliers, customers and creditors, we believe we can emerge from Chapter 11 in a short time as a financially stable competitor in our market."

         As a result of the Chapter 11 filing, the Company has also terminated its exchange and consent solicitation relating to its 9.5% Senior Notes due 2001.

         Except for historical information matters discussed herein contain forward-looking information and describe the Company's belief concerning future performance, business conditions and outlook based on currently available information. The Company has identified these "forward-looking" statements by words such as "anticipates", "expects", "believes", "estimates" and "appears" and similar expressions. Risk and uncertainties which could cause actual results of performance to differ materially from those expressed herein include the following: a significant downturn in the domestic steel industry generally; unanticipated material problems directly affecting the Company; volumes of product and product shipments; changes in product mix and pricing; costs of scrap steel and other raw material inputs; changes in domestic manufacturing capacity; the level of non-residential construction and overall economic growth in the United States; the level of imported products in the Company's markets; changes in legislative or regulatory requirements; the ability to have the Company's new furnace become fully operational and to perform in accordance with specifications; modernizing or replacing the Company's existing rolling mills; the need to have vendors continue to supply the Company with goods and services during the bankruptcy proceeding; the ability to have the Company's reorganization plan approved; and the Company's ability to improve its current liquidity shortage. The Company assumes no obligation to update the information contained herein.

         Founded in 1879, the Company is a major mini-mill producer of structural steel components that include wide flange beams, channels, angles and merchant bars, as well as rod and selected wire products. The structural products are used in a wide variety of commercial, industrial and residential construction applications.